April 3, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joshua Gorsky and Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on January 31, 2023
File No. 333-269483

Dear Mr. Gorsky, and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 8, 2023 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1, Submitted January 31, 2023

Summary of the Offering, page 15

1. Please indicate in this section the number of Preferred Shares that will be issued to Knight upon the conversion of the Accrued Interest and the number of shares of common stock into which those Preferred Shares will be convertible. Please also file the Knight Debt Conversion Agreement, as amended, as an exhibit.

Response: The accrued interest will convert into 80,965 shares of Series A Preferred Stock. These shares will be convertible into shares of common stock of the Company at the Company’s discretion, subject to the caveat that the total proportional ownership by Knight of common shares is not to exceed 19.9% of common shares outstanding. The number of shares of common stock into which those shares will be convertible is determined by (i) multiplying the number of shares of Series A Preferred Stock to be converted by $100, (ii) adding to the result all accrued and accumulated and unpaid dividends on such shares to be converted, if any, and then (iii) dividing the result by a price equal to the lower of (A) $100, (B) the price paid for the shares of common stock in this offering and (C) the 10-day volume weighted average share price immediately preceding our election to convert the shares of Series A Preferred Stock; provided that the conversion of the shares of Series A Preferred Stock does not result in the holder’s ownership of common stock exceeding 19.9%. The agreements relating to the conversion of the Knight debt are filed as Exhibits 10.16 through 10.18 in the Form S-1/A.

2. We note your disclosure on page F-43 that, on November 22, 2022, the company adopted a 2022 Equity Incentive Plan. Please address the shares issuable under this plan in your footnotes to this section and indicate whether any awards have been granted under this plan to date, and, if so, the exercise price thereof. In an appropriate section, please also revise to discuss the material terms of the plan and file it as an exhibit to the registration statement.

Response: As of the date of the Form S-1/A, the Company has not issued any options, warrants or stock grants under the ESOP. Note that upon the listing of the shares of common stock of the Company, (i) Dr. Dow will be granted a five-year option to purchase a total of 15,000 shares of our common stock on the last day of each quarter in each calendar year (for a cumulative total or no more than 300,000 shares over five years) and (ii) Mr. Miller will be granted a five-year option to purchase a total of 12,000 shares of our common stock on the last day of each quarter in each calendar year (for a cumulative total or no more than 240,000 shares over five years). The per share exercise price of the option shall be equal to the per share closing price of our common stock on the date of grant and shall have a cashless exercise provision. The Company is also including the applicable exhibit in the Form S-1/A.

Risk Factors, page 17

3. We note that a large number of shares will be offered by the selling stockholders in the resale offering. Please include a risk factor that describes the risk to purchasers in your underwritten offering that the large number of shares being offered in the resale transaction could depress the market price of your common stock.

Response: The Company has included a risk factor describing the risk to purchasers in the underwritten offering, noting that the large number of shares being offered in the resale transaction could depress the market price of the Company’s common stock.

Intellectual Property, page 75

4. Please disclose the expiration dates for your current patents and the expected expiration dates for your patent applications.

Response: The “Intellectual Property” section contains a table that lists all patents including expiration dates. Further revisions have been made in the Form S-1/A to reference the extension of option periods with the Florida State University Research Foundation for Celgosivir regarding COVID-19 and Zika (not previously disclosed). Those options agreements and amendments are also disclosed in the Form S-1/A.

Selling Stockholders, page 102

5. We note your disclosure that the selling stockholders "may be deemed to be 'underwriters' within the meaning of the Securities Act[.]" Please advise us if any of the selling stockholders are broker/dealers and revise your disclosure here to note that any such selling stockholders will be deemed "underwriters."

Response: None of the selling stockholders are broker/dealers or otherwise deemed such underwriters, and the Company has revised the disclosure to reflect the same in the Form S-1/A.

6. We note your disclosure in the chart located in the Selling Stockholders section that the following selling stockholders will continue to own all of their shares after the resale offering, despite the fact that footnote 1 indicates that it is assumed that all shares offered pursuant to the resale offering will be sold: Douglas Loock, Carmel, Milazzo & Feil LLP, Florida State University Research Foundation, Inc., Latham BioPharm Group, LLC, Trevally, LLC, Edward Newland, 4C Pharma Solutions, LLC, Hybrid Financial, Method Health Communications LLC, Kentucky Technology Inc., Ludlow Business Services, Inc., and Elliot Berman. Furthermore, according to this chart, the following selling stockholders will be gaining shares after the resale transaction: Geoffrey S. Dow Revocable Trust, Mountjoy Trust, Walleye Opportunities Master Fund Ltd., Bigger Capital Fund, LP, and Cavalry Investment Fund, LP. Please revise to address these apparent discrepancies, or advise.

Response: The Geoffrey S. Dow Revocable Trust will be issued new shares when its convertible note is converted in the initial public offering of which are being registered. Those new shares and the shares already beneficially owned by Geoffrey S. Dow as of the prospectus date will be locked up. Mountjoy Trust, Walleye, Cavalry and Bigger do not beneficially own any shares as of prospectus date, but will be issued new shares in connection with conversions or debt extinguishments, and those new shares are being registered. Therefore, the table should be correct, but required some clarifying notes, which have been added in the Form S-1/A.

General

7. We note that the law firm representing you with respect to both the initial public offering of your units and the resale transaction is a holder of 100,000 shares of your common stock and that the law firm is identified as a selling stockholder and is participating in the resale transaction. Please revise your registration statement to include, in its own separate section with an appropriate header, the information required by Item 10 of Form S-1.

Response: The Company has revised the Form S-1/A to include, in its own separate section with an appropriate header, the information required by Item 10 of Form S-1.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP